EXHIBIT 3

FIRSTSERVICE CORPORATION
Management’s discussion and analysis of results of operations and financial condition for the year ended
December 31, 2011
(in US dollars)
March 1, 2012

The following Management’s discussion and analysis of results of operations and financial condition (“MD&A”) should be read together with the audited consolidated financial statements and the accompanying notes (the “Consolidated Financial Statements”) of FirstService Corporation (“we,” “us,” “our,” the “Company” or “FirstService”) for the year ended December 31, 2011. The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). All financial information herein is presented in United States dollars.

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators (the "CSA"). Under the U.S./Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. This MD&A provides information for the year ended December 31, 2011 and up to and including March 1, 2012.

Additional information about the Company, including the Company’s Annual Information Form, which is included in FirstService’s Annual Report on Form 40-F, can be found on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission website at www.sec.gov.

This MD&A includes references to “Adjusted EBITDA” and “Adjusted earnings per common share”, which are financial measures that are not calculated in accordance with GAAP.  For a reconciliation of these non-GAAP measures to the most directly comparable GAAP financial measures, see “Reconciliation of non-GAAP financial measures.”

Consolidated review
FirstService generated solid consolidated operating results for the year ended December 31, 2011, benefitting from a mix of internal and acquired revenue growth. Consolidated revenues for 2011 were $2.22 billion, an increase of 12% over the prior year, primarily attributable to internal revenue growth. The Commercial Real Estate Services operations, our largest operating segment in terms of revenues, led with revenue growth of 15% as well as a strong improvement in profitability relative to 2010.

Diluted net earnings per common share calculated in accordance with GAAP were $2.03 versus $0.11 in the prior year. The 2011 results included the reversal of accumulated deferred income tax asset valuation allowances related to net operating loss carry-forwards in our US Commercial Real Estate Services operations (see discussion below), which reduced income tax expense by $49.7 million. Absent this reversal, GAAP diluted net earnings per share for 2011 would have been $0.57. Our Adjusted earnings per common share were $1.81 for the year, up 12% from $1.61 in the prior year; this measure excludes the impact of income tax valuation allowances in both periods.

We acquired controlling interests in six businesses during 2011. The aggregate initial cash purchase price for these acquisitions was $23.0 million and was comprised of complementary regional operations, five in the Residential Property Management segment and one in the Commercial Real Estate segment. We also acquired non-controlling interests valued at $56.6 million, primarily in the Property Services segment. The purchase prices of these acquisitions were funded with cash on hand and borrowings on our revolving credit facility.

During the year, we completed a strategic review and reorganization of our Property Services division. After being approached by parties interested in acquiring the franchise networks operations, we engaged financial advisors to investigate strategic alternatives. Upon exploring the alternatives, we concluded it was not in the best interests of shareholders to sell these operations. However, the key outcomes of the review were to transition managerial oversight of the division to the executive team at FirstService and to acquire the balance of the shares of the division that were not already owned, to reduce administrative costs and the non-controlling interest share of earnings going forward.

Results of operations – year ended December 31, 2011
Revenues were $2.22 billion for the year ended December 31, 2011, up 12% from 2010. The increase was comprised of internal revenue growth of 6%, positive impact of acquisitions of 4% and an increase of 2% as a result of foreign exchange, as the US dollar depreciated in value relative to local currencies at many of our operations around the world.

Operating earnings increased slightly in 2011 to $98.1 million from $97.5 million, while Adjusted EBITDA rose 10% to $161.6 million. Operating earnings for 2011 were impacted by $5.6 million of reorganization costs related to the Property Services segment, including severances and professional fees, as well as $4.6 million in acquisition-related items, primarily fair value adjustments on contingent acquisition consideration.

Depreciation expense was $30.7 million in 2011 relative to $28.3 million in the prior year. The increase was attributable to current year investments in information technology systems. Amortization expense was $20.3 million in 2011, up slightly versus the prior year as a result of recent acquisitions.

Interest expense decreased to $18.0 million from $18.3 million in the prior year. Our weighted average interest rate decreased to 4.8% from 5.8% in the prior year, as a result of increased borrowings on our revolving credit facility, which had lower floating interest rates compared to the prior year, combined with repayments of fixed interest rate senior notes. We also had an interest rate swap in place during the year to exchange the fixed rate on $40 million of notional value on our Senior Notes for variable rates. The swap resulted in a modest reduction in interest expense.

Other expense for 2011 included a net loss of $3.5 million from investments accounted for under the equity method in the Commercial Real Estate segment, including our 29.5% stake in Colliers International UK plc (“Colliers UK”). In addition, as of December 31, 2011, we determined that the carrying value of this investment was other-than-temporarily impaired and recorded an impairment loss of $3.1 million.

Our consolidated income tax rate for the year ended December 31, 2011 was (36)% versus 38% in 2010. The current year’s rate was impacted by the reversal of deferred income tax valuation allowances (see discussion below), which reduced income tax expense by $49.7 million. The prior year’s tax rate was affected by the recognition of an $11.8 million valuation allowance on deferred tax assets. After considering the impact of the valuation allowances, the tax rate for 2011 was approximately 29%, compared to 28% for 2010.

Net earnings for 2011 were $101.7 million, compared to $47.9 million in the prior year. The increase was primarily attributable to the reversal of the deferred income tax valuation allowance.

The Commercial Real Estate segment reported revenues of $994.6 million for 2011, up 15% relative to the prior year. Internal revenue growth measured in local currency was 8%, and was comprised primarily of increased investment sale and lease brokerage, property management and project management activity. Foreign exchange resulted in a revenue increase of 4% and growth of 3% was attributable to acquisitions. Regionally, North America revenues were up 16% (9% on a local currency basis and excluding acquisitions), Asia Pacific revenues were up 11% (3% on a local currency basis), and Europe & Latin America revenues were up 37% (17% on a local currency basis and excluding acquisitions). Adjusted EBITDA for 2011 was $51.9 million, at a margin of 5.2%, versus $39.5 million at a margin of 4.6% in the prior year. The margin increase was attributable to operating leverage and greater administrative efficiency, as well as $2.7 million of Colliers International re-branding costs incurred in 2010 that did not recur in 2011.

In the Residential Property Management segment, revenues were $760.5 million for 2011, an increase of 15% compared to the prior year. Recent acquisitions accounted for most of the increase, while internal growth was 6% and was attributable to net new property management client wins. The segment reported Adjusted EBITDA of $62.3 million or 8.2% of revenues for 2011, relative to $59.1 million or 8.9% of revenues in the prior year.  The decline in margin was attributable to increases in operating costs outpacing the ability to pass price increases through to clients.

Our Property Services segment reported revenues of $468.9 million for 2011, an increase of 1% versus the prior year, comprised of internal growth. Adjusted EBITDA in the segment for 2011 was $61.7 million, down 10% relative to the prior year, and the margin was 13.2% relative to 14.8%. The margin decrease was attributable to additional costs from increases in the scope of client engagements in our property preservation and distressed asset management operations, as well as declines in property volumes during the second half of the current year.

Corporate costs for 2011 were $16.7 million relative to $22.3 million in the prior year. The current year’s results were impacted by a reduction in performance-based executive compensation relative to the prior year. Performance-based compensation is based on year over year growth in Adjusted earnings per share.

Results of operations – year ended December 31, 2010
Our revenues were $1.99 billion for the year ended December 31, 2010, up 17% relative to 2009. The increase was comprised of internal revenue growth of 11%, positive impact of acquisitions of 3% and an increase of 3% as a result of foreign exchange, as the US dollar depreciated in value relative to local currencies at many of our global operations.

Operating earnings increased 155% in 2010, to $97.5 million, while Adjusted EBITDA rose 11% to $147.3 million. Operating earnings were primarily impacted by the Commercial Real Estate operations, which generated increases in revenues and reductions in rent and administrative payroll expenses on account of the cost containment efforts undertaken in 2009. In addition, prior year operating earnings were negatively impacted by $31.1 million of goodwill and intangible asset impairment charges and $13.5 million of cost containment expenses, both in our Commercial Real Estate operations. The cost containment charges related to workforce reductions and office lease terminations incurred to better match our infrastructure with expected future revenues.

Depreciation expense was $28.3 million relative to $26.8 million in the prior year. The increase was attributable to increased investments in information technology systems, primarily at our Commercial Real Estate operations.

Amortization expense was $19.6 million in 2010, the same amount as in the prior year. In the prior year, we incurred $1.5 million of accelerated amortization for intangible assets in our Commercial Real Estate segment’s European operations, while in the current year we recorded additional amortization of intangibles acquired in connection with recent acquisitions.

Interest expense increased to $18.3 million from $13.9 million in the prior year. Our weighted average interest rate increased to 5.8% from 4.7% in the prior year, primarily on account of the issuance of Convertible Debentures in November 2009, which have a coupon interest rate of 6.5%, and an effective interest rate including amortization of financing fees of 7.4%. The proceeds from the Convertible Debentures were used to repay floating rate debt under our credit facility bearing interest at approximately 1.1%.  We also had interest rate swaps in place during the year to exchange the fixed rate on up to $100.0 million of notional value on our Senior Notes for variable rates (as at December 31, 2010 - $50.0 million).  The swaps resulted in a modest reduction in interest expense.

Other expense for the current year included a net loss of $4.0 million from investments accounted for under the equity method in the Commercial Real Estate segment, including our stake in Colliers UK, acquired in October 2009.

Our consolidated income tax rate for the year ended December 31, 2010 was 38% versus 123% in 2009. The current year’s tax rate was affected by the recognition of an $11.8 million valuation allowance on deferred tax assets related primarily to operating loss carry-forwards. The 2009 rate was impacted by a non-tax deductible goodwill impairment loss as well as a valuation allowance. The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our US and European Commercial Real Estate operations. The tax losses have a statutory carry-forward period of up to 20 years. Excluding the impact of the valuation allowances in 2010 and 2009, and the goodwill impairment loss in 2009, the tax rate would have been 23% in 2010, relative to 35% in 2009.  The remaining differences in the rates were attributable primarily to (i) taxable foreign exchange gains realized in 2009, which had the effect of increasing the 2009 tax rate and (ii) a reduction in the liability for unrecognized tax benefits in 2010 due to the expiration of statutes of limitations, which had the effect of reducing the 2010 tax rate. After considering all of the factors described above, the tax rates for both 2010 and 2009 would have been approximately 28%.

Net earnings from continuing operations were $47.9 million, compared to a loss of $7.3 million in the prior year. The increase was attributable to improvements in revenues at the Commercial Real Estate operations and the impact of the 2009 goodwill impairment charge.

The Commercial Real Estate segment reported revenues of $861.9 million for 2010, up 38% relative to the prior year. Internal revenue growth measured in local currency was 26%, and was comprised primarily of increased brokerage activity. Foreign exchange resulted in a revenue increase of 6% and growth of 6% was attributable to acquisitions. Regionally, North America revenues were up 40% (26% on a local currency basis and excluding acquisitions), Asia Pacific revenues were up 45% (33% on a local currency basis), and Europe & Latin America revenues were up 8% (6% on a local currency basis and excluding acquisitions). Acquisitions for 2010 were comprised of controlling ownership stakes in four regional operations located in the U.S. Midwest as well as a controlling interest in an operation in the Netherlands. Adjusted EBITDA was $39.5 million, at a margin of 4.6%, versus $6.4 million at a margin of 1.0% in the prior year. The margin increase was attributable to operating leverage and reductions in rent and administrative payroll expenses on account of cost containment efforts undertaken in 2009, partially offset by $2.7 million of Colliers International re-branding costs incurred in 2010.

In Residential Property Management, revenues were $662.0 million, an increase of 3% compared to the prior year. Recent business acquisitions accounted for all of the growth. Some clients made decisions to defer or cancel discretionary spending on landscaping and swimming pool restoration projects, resulting in a decline in ancillary service revenues, which was largely offset by an increase in contractual management revenues. Residential Property Management reported Adjusted EBITDA of $59.1 million or 8.9% of revenues, relative to $61.0 million or 9.4% of revenues in the prior year.  The decline in margin was attributable to the reduction in ancillary service revenues which tend to be at higher profit margins than contractual management.

Our Property Services operations reported revenues of $462.1 million, an increase of 6% versus the prior year, comprised entirely of internal growth. Internal growth was attributable to royalties at our franchised operations as well as continuing strong revenues in our Field Asset Services property preservation and foreclosure services contractor network. Adjusted EBITDA for the year was $68.2 million, down 5% relative to the prior year, and the margin decreased to 14.8% from 16.4%. The margin decrease was attributable to Field Asset Services, which experienced significant operating leverage in early 2009 from a surge of new business as well as additional costs from increases in the scope of client engagements in the current year.

Corporate costs for 2010 were $22.3 million relative to $11.2 million in the prior year. The current year’s cost increase was attributable to performance-based incentive compensation accruals combined with the adverse effect of foreign currency translation of Canadian dollar denominated expenses. Performance-based compensation was based on growth in full year Adjusted earnings per share less cost containment expenses, which increased 44%.

Results of operations – year ended December 31, 2009
The analysis of the results of operations for the year ended December 31, 2009 is presented compared to the twelve-month period ended December 31, 2008.  References to “prior year” and “2008” are in respect of that period.

We reported revenues from continuing operations of $1.70 billion for the year ended December 31, 2009, an increase of 1% relative to 2008. The increase was comprised of an internal revenue decline of 2%, positive impact of acquisitions of 4% and a 1% decline as a result of foreign exchange, as the US dollar appreciated against local currencies at our global operations.

Operating earnings for 2009 decreased 46% relative to the prior year, to $38.2 million, while Adjusted EBITDA for 2009 was up 7% to $133.1 million. Operating earnings were negatively impacted by $31.1 million of goodwill and intangible asset impairment charges and $13.5 million of cost containment expenses in our Commercial Real Estate operations during the year ended December 31, 2009. The cost containment charges related to workforce reductions and office lease terminations incurred to better match our infrastructure with expected future revenues.  The growth in Adjusted EBITDA was attributable to service mix, with strong revenue increases in the Property Services segment at higher margins than the other operating segments.

Depreciation expense was $26.8 million for 2009 relative to $24.4 million in the prior year.  The increase was attributable to investments in information technology platforms in each of the three operating segments made over the past two years.

Amortization expense was $19.6 million in 2009, relative to $18.2 million in the prior year.  The increase was primarily attributable to $1.5 million of accelerated amortization in our European operations within the Commercial Real Estate segment.

We recorded a goodwill impairment loss in the amount of $29.6 million during 2009.  We were required to perform a goodwill impairment test during the quarter ended March 31, 2009 triggered by a deterioration of economic conditions in the Commercial Real Estate operations. In particular, we determined that there was impairment in the North American and Central Europe & Latin American reporting units within the Commercial Real Estate segment driven by (i) adverse economic conditions and sharply reduced brokerage activity which in turn reduced future expected cash flows and (ii) increased discount rates due to higher risk premiums being demanded by market participants. In relation to the valuation of the impaired reporting units for the goodwill impairment test as of March 31, 2009, discounted cash flow projections based on ten-year financial forecasts were used. The key assumptions in the forecast for the North American reporting unit were (i) a revenue decline of 8% for 2009 followed by annual increases beginning in 2010, reaching a steady state internal growth rate of 3% in 2015; (ii) the application of accumulated tax losses in the amount of $57 million against future earnings; (iii) a discount rate of 13.5% applied to future cash flows and (iv) a terminal growth rate of 2%. The key assumptions in the forecast for the Central Europe and Latin American reporting unit were (i) a revenue decline of 52% for 2009 followed by annual increases beginning in 2010, reaching a steady state internal growth rate of 5% in 2015; (ii) a discount rate of 14% applied to future cash flows and (iii) a terminal growth rate of 2%.

Interest expense for 2009 decreased to $13.9 million from $16.1 million in the prior year.  Our weighted average interest rate decreased to 4.7% from 5.8% in the prior year, primarily on account of lower floating reference rates, fixed to floating interest rate swaps entered into during 2009 and ongoing annual principal repayments on our 8.06% Senior Notes.

Other income for 2009 included earnings from investments accounted for under the equity method in the Commercial Real Estate segment, including a 29.9% stake in Colliers UK plc, acquired in October 2009.

During 2009, we realized a gain of $4.5 million on the sale of our 7% stake in Resolve Business Outsourcing Income Fund (“Resolve”).  In the prior year, we recorded a $14.7 million other-than-temporary impairment loss on this investment.

Our consolidated income tax rate for the year ended December 31, 2009 was 123% versus 53% in 2008. The 2009 tax rate was affected by (i) a non-tax deductible goodwill impairment loss and (ii) the recognition of a valuation allowance on deferred tax assets related primarily to operating loss carry-forwards. The most significant factor leading to the determination that a valuation allowance was necessary is uncertainty in the near-term outlook for taxable income in our US Commercial Real Estate operations, consistent with factors that led to the goodwill impairment charge. Excluding the impact of these two items, the tax rate would have been 35%, relative to 16% in the prior year. Our tax rate for both years reflects the continuing benefit of cross-border financing structures first implemented in fiscal 2000.  Due to the change in yearend from March 31 to December 31 as of December 31, 2008, the benefit of the cross-border tax structure for 2008 was amplified, resulting in the unusually low tax rate of 16%.

The net loss from continuing operations was $7.3 million in 2009, relative to profit of $19.8 million in the prior year. The majority of the decrease is attributable to the goodwill impairment in our Commercial Real Estate segment. In addition, increases in operating earnings at our Property Services and Residential Property Management segments were more than offset by declines in our Commercial Real Estate segment.

The Commercial Real Estate segment reported revenues of $623.0 million for 2009, down 17% relative to the prior year. Internal revenues declined 20%, foreign exchange resulted in a revenue decline of 3% and growth of 6% was attributable to acquisitions. Adjusted EBITDA was $6.4 million, at a margin of 1.0%, versus the prior year’s Adjusted EBITDA of $30.7 million at a margin of 4.1%.  The margin decline was primarily a result of significant declines in investment and sales brokerage volumes in all markets, but particularly the United States and Europe. During the year we took steps to contain costs and align our service capabilities with anticipated revenues. As a result, $13.5 million in cost containment charges were incurred relating to workforce reductions and office lease terminations.

In Residential Property Management, revenues were $645 million in 2009, an increase of 5% compared to the prior year. Internal growth was 4%, with a 6% increase in property management contract revenues offset by a modest decline in property services activity including landscape installation and painting. Recent business acquisitions accounted for 1% of the growth. Residential Property Management reported Adjusted EBITDA of $61.0 million or 9.4% of revenues, up from $54.3 million or 8.8% of revenues in the prior year.

Our Property Services operations reported revenues of $434.8 million for 2009, an increase of 32% versus the prior year, comprised entirely of internal growth. Internal growth was attributable to continuing strong volumes of residential property foreclosures at our Field Asset Services contractor network. Adjusted EBITDA for the period was $71.5 million, 59% higher than the prior period, and the margin increased to 16.4% from 13.7%.  The margin increase was attributable to Field Asset Services, which experienced higher margins due to operating leverage associated with higher revenues.

Corporate costs for 2009 were $11.2 million relative to $9.2 million in the prior year.  Costs in 2009 were flat in local currency terms, as a result of decisions by management to freeze salaries and discretionary expenses. Most expenses were incurred in Canadian dollars. The $2.0 million increase in US dollar terms was attributable to foreign currency translation losses in 2009 relative to gains in the prior year.

Discontinued operations included: (i) the Integrated Security Services segment, which was sold in 2008; (ii) the U.S. Mortgage Brokerage (“USMB”) operation, formerly included in the Commercial Real Estate segment which was sold in 2009; and (iii) the Canadian Commercial Mortgage Securitization (“CCMS”) operation, formerly included in the Commercial Real Estate segment, which was wound down in 2009. During 2009, in relation to CCMS, we sold all remaining mortgages for proceeds of $14.8 million and settled all outstanding interest rate derivative contracts for a cash payment of $10.1 million. Revenues from discontinued operations were $5.1 million and the net loss from discontinued operations was $0.6 million. As of December 31, 2009, all discontinued operations were either sold or wound down.

Reversal of deferred income tax asset valuation allowance
From 2008 to the third quarter of 2011, net operating loss carry-forwards for tax purposes accumulated in our Commercial Real Estate Services operations in the United States, giving rise to a deferred income tax asset. Our ongoing assessment of all available objective evidence, both positive and negative, supporting recoverability of these tax losses in accordance with GAAP resulted in the recognition of a full valuation allowance against the deferred income tax asset, reducing its net value to nil in each period.

Following the strategic review of our Property Services division, we reorganized the division which included significant purchases of non-controlling interests amounting to $30.0 million. Having completed this reorganization, we were able to complete a reorganization of our operations in the US during the fourth quarter. Accordingly, we evaluated whether it is more likely than not the deferred income tax assets in the US will be realized. As a result, we believe there is sufficient objective favourable evidence under GAAP to reverse the accumulated valuation allowance related to the US operations, resulting in a reduction of 2011 income tax expense in the amount of $49.7 million.

The reorganizations could not be affected without the acquisitions or consents of significant non-controlling interests, which acquisitions and consents were not fully completed until the fourth quarter of 2011. The reorganizations provided evidence of projected future taxable income and objective evidence of pro forma historical taxable income that outweighs the negative evidence of historical operating losses.

Selected annual information - last five fiscal periods
(in thousands of US$, except share and per share amounts)

	Year				Nine months	Year
	ended				ended	ended
	December 31				December 31	March 31
	2011	2010	2009	2008	2008	2008

Operations
Revenues	$2,224,171	$1,986,271	$1,703,222	$1,691,811	$1,322,680	$1,549,713
Operating earnings	98,061	97,532	38,181	71,327	83,130	78,122
Net earnings (loss) from
continuing operations	101,743	47,900	(7,279)	19,837	26,027	52,277
Net (loss) earnings from
discontinued operations	-	-	(576)	45,297	48,840	(2,829)
Net earnings (loss)	101,743	47,900	(7,855)	65,134	74,867	49,448

Financial position
Total assets	$1,233,718	$1,129,541	$1,009,530	$990,637	$990,637	$1,089,343
Long-term debt	316,415	240,740	235,994	266,369	266,369	356,030
Convertible debentures	77,000	77,000	77,000	-	-	-
Non-controlling interests	141,404	174,358	164,168	196,765	196,765	232,600
Shareholders' equity	243,619	199,248	166,034	199,141	199,141	131,553

Common share data
Net earnings (loss) per common share:
Basic
Continuing operations	$2.13	$0.12	$(1.85)	$(0.19)	$0.12	$0.95
Discontinued operations	-	-	(0.02)	1.60	1.71	(0.03)
	2.13	0.12	(1.87)	1.41	1.83	0.92
Diluted
Continuing operations	$2.03	$0.11	$(1.85)	$(0.19)	$0.11	$0.89
Discontinued operations	-	-	(0.02)	1.60	1.70	(0.04)
	2.03	0.11	(1.87)	1.41	1.81	0.85
Weighted average common shares
outstanding (thousands)
Basic	30,094	30,081	29,438	29,684	29,584	29,905
Diluted	33,301	30,367	29,516	29,914	29,755	30,547

Preferred share data
Number outstanding (thousands)	5,623	5,772	5,772	5,772	5,772	5,979
Cash dividends per preferred share	$1.75	$1.75	$1.75	$1.75	$1.31	$1.16

Other data
Adjusted EBITDA	$161,561	$147,308	$133,067	$124,745	$124,361	$123,614
Adjusted earnings per common share	1.81	1.61	1.42	1.37	1.55	1.32

Results of operations – fourth quarter ended December 31, 2011
Consolidated operating results for the fourth quarter ended December 31, 2011 improved relative to the results experienced in the comparable prior year quarter in terms of revenues, Adjusted EBITDA and operating earnings. Commercial Real Estate revenues increased 12% versus the prior year quarter due to stronger sales and leasing transaction volumes, particularly in North America. Property Services revenues were down 11% versus the prior year period, due to a decline in distressed property volumes. Both operating earnings and Adjusted EBITDA increased more strongly than revenues in the fourth quarter on account of a significant improvement in margins in our Commercial Real Estate segment, attributable to operating leverage and reductions in administrative costs.

Net earnings for the fourth quarter of 2011 were also impacted by the reversal of deferred income tax asset valuation allowance (see discussion above), which reduced fourth quarter tax expense by $63.2 million.

Quarterly results - years ended December 31, 2011 and 2010
(in thousands of US$, except per share amounts)

	Q1	Q2	Q3	Q4	Year

Year ended December 31, 2011
Revenues	$478,382	$565,472	$585,424	$594,893	$2,224,171
Operating earnings	8,623	28,140	32,466	28,832	98,061
Net (loss) earnings	(1,290)	10,932	13,774	78,327	101,743
Net (loss) earnings attributable to
common shareholders	(9,877)	3,360	5,061	65,595	64,139
Net (loss) earnings per common share:
Basic	(0.33)	0.11	0.17	2.19	2.13
Diluted	(0.33)	0.11	0.17	2.01	2.03

Year ended December 31, 2010
Revenues	$402,391	$501,372	$530,418	$552,090	$1,986,271
Operating earnings	12,132	31,707	32,234	21,459	97,532
Net earnings	6,637	14,674	14,366	12,223	47,900
Net (loss) earnings attributable to
common shareholders	(526)	2,294	5,370	(3,675)	3,463
Net (loss) earnings per common share:
Basic	(0.02)	0.08	0.18	(0.12)	0.12
Diluted	(0.02)	0.08	0.18	(0.12)	0.11

Other data
Adjusted EBITDA - 2011	$22,631	$46,812	$47,633	$44,485	$161,561
Adjusted EBITDA - 2010	20,066	44,578	45,668	36,996	147,308

Operating outlook
We are committed to a long-term growth strategy that includes average internal revenue growth in the 5-10% range, combined with acquisitions to build each of our service platforms, resulting in targeted average annual growth in revenues, Adjusted EBITDA and Adjusted earnings per common share in excess of 15%. Economic conditions will negatively or positively impact these percentage growth rates in any given year. Given current economic conditions, for 2012 we expect revenue and earnings growth within the above range across our operating segments.

Seasonality and quarterly fluctuations
Certain segments of the Company's operations are subject to seasonal variations. The seasonality of the service lines noted below results in variations in quarterly revenues and operating margins. Variations can also be caused by acquisitions or dispositions, which alter the consolidated service mix.

The Commercial Real Estate segment generates peak revenues and earnings in the month of December followed by a low in January and February as a result of the timing of closings on commercial real estate brokerage transactions. Revenues and earnings during the balance of the year are relatively even. These brokerage operations comprised approximately 29% of 2011 consolidated revenues.

Liquidity and capital resources
The Company generated cash flow from operating activities of $80.2 million for year ended December 31, 2011, relative to $115.1 million in the prior year. Despite an improvement in net earnings in 2011, operating cash flow decreased due to additional working capital usage, particularly resulting from cash payments, early in the year, of liabilities related to broker commissions and employee incentive compensation that were accrued as of December 31, 2010. We believe that cash from operations and other existing resources, including the revolving credit facility which was renewed on March 1, 2012 (see below), will continue to be adequate to satisfy the ongoing working capital needs of the Company.

During 2011, we invested cash in acquisitions as follows: $23.0 million in new business acquisitions, $1.6 million in contingent consideration payments related to previously completed acquisitions, and $56.6 million in acquisitions of non-controlling interests (“NCI”). The most significant purchase of NCI was in the Property Services segment, which was reorganized in mid-2011 in conjunction with a strategic review of those operations. We do not anticipate any significant purchases of NCI for 2012.

In relation to acquisitions completed during the past three fiscal periods, we have outstanding contingent consideration, assuming all contingencies are satisfied and payment is due in full, totalling $28.5 million as at December 31, 2011 (December 31, 2010 - $37.5 million). The contingent consideration liability is recognized at fair value upon acquisition and is updated to fair value each quarter, unless it contains an element of compensation, in which case such element is treated as compensation expense over the contingency period. The contingent consideration is based on achieving specified earnings levels, and is paid or payable after the end of the contingency period, which extends to December 2013. We estimate that, based on current operating results, approximately 85% of the contingent consideration outstanding as of December 31, 2011 will ultimately be paid.

Capital expenditures for the year were $37.4 million, which consisted primarily of investments in productivity-enhancing information technology systems in all three operating segments as well as office leasehold improvements. For 2012, we expect to decrease our investment in capital expenditures slightly, maintaining a focus on productivity-enhancing information technology systems primarily in our Commercial Real Estate and Residential Property Management operations.

During 2011, we purchased 639,770 Subordinate Voting Shares and 149,640 Preferred Shares on the open market, at a total cost of $24.1 million. These shares were subsequently cancelled. We continuously monitor the trading prices of our shares, among other factors, and have made no decisions to purchase additional shares in the future.

Net indebtedness as at December 31, 2011 was $295.6 million, versus $217.4 million at December 31, 2010. Net indebtedness is calculated as the current and non-current portions of long-term debt less cash and cash equivalents. Excluding the Convertible Debentures, which we may elect to settle in Subordinate Voting Shares, net indebtedness as at December 31, 2011 was $218.6 million.

As of December 31, 2011, our borrowings under our revolving credit facility were recorded as current liabilities because the underlying credit agreement was set to expire in less than one year, resulting in a working capital deficiency (current liabilities exceeding current assets). We had $60.9 million of available revolving credit as of December 31, 2011. On March 1, 2012, we entered into a revised credit agreement (the “New Credit Agreement”) with a syndicate of lenders. The New Credit Agreement increases the committed senior revolving credit facility to $350 million from $275 million and includes an uncommitted accordion provision allowing for an additional $100 million of borrowing capacity under certain circumstances. The New Credit Agreement has a five year term ending March 1, 2017 and bears interest at 1.25% to 3.00% over floating reference rates, depending on certain leverage ratios. The remaining terms were substantially unchanged from the prior credit agreement.

We were in compliance with the covenants required of our financing agreements as at December 31, 2011 and we expect to remain in compliance with such covenants going forward.

During the year ended December 31, 2011, we paid $10.0 million of dividends on the Preferred Shares. The annual Preferred Share dividend obligation for 2012, based on the number of Preferred Shares outstanding as of December 31, 2011, is $9.8 million. We also distributed $10.6 million to minority shareholders of subsidiaries during the same period, primarily to facilitate the payment of income taxes on account of those subsidiaries organized as flow-through entities.

The following table summarizes our contractual obligations as at December 31, 2011:

Contractual obligations	Payments due by period
(in thousands of US$)		Less than			After
	Total	1 year	1-3 years	4-5 years	5 years

Long-term debt	$314,078	$214,858	$66,441	$32,500	$279
Convertible debentures	77,000	-	77,000	-	-
Interest on long term debt	17,407	8,950	7,582	875	-
Interest on convertible debentures	15,015	5,005	10,010	-	-
Capital lease obligations	2,337	1,515	796	26	-
Contingent acquisition consideration	28,500	3,729	24,771	-	-
Operating leases	253,340	63,182	92,680	46,709	50,769

Total contractual obligations	$707,677	$297,239	$279,280	$80,110	$51,048

At December 31, 2011, we had commercial commitments totaling $11.6 million comprised of letters of credit outstanding due to expire within one year. We are required to make semi-annual payments of interest on our Senior Notes and Convertible Debentures at a weighted average interest rate of 6.1%.

To manage our insurance costs, we take on risk in the form of high deductibles on many of our coverages. We believe this step reduces overall insurance costs in the long term, but may cause fluctuations in the short term depending on the frequency and severity of insurance incidents.

One of our subsidiaries has issued options to purchase subsidiary shares to its management team. If and when stock options are exercised, the new minority shareholders will become party to a shareholders’ agreement as described below.

In most operations where managers, employees or brokers are also minority owners, the Company is party to shareholders’ agreements.  These agreements allow us to “call” the minority position at a value determined with the use of a formula price, which is in most cases equal to a multiple of trailing two-year average earnings, less debt.  Minority owners may also “put” their interest to the Company at the same price, with certain limitations including (i) the inability to “put” more than 50% of their holdings in any twelve-month period and (ii) the inability to “put” any holdings for at least one year after the date of our initial acquisition of the business or the date the minority shareholder acquired the stock, as the case may be.  The total value of the minority shareholders’ interests (the “redemption amount”), as calculated in accordance with shareholders’ agreements, was as follows.

	December 31	December 31
(in thousands of US$)	2011	2010

Commercial Real Estate	$52,058	$43,086
Residential Property Management	61,322	66,017
Property Services	13,638	51,322
	$127,018	$160,425

The amount recorded on our balance sheet under the caption “non-controlling interests” is the greater of (i) the redemption amount (as above) or (ii) the amount initially recorded as NCI at the date of inception of the minority equity position.  As at December 31, 2011, the NCI recorded on the balance sheet was $141.4 million.  The purchase prices of the NCI may be paid in cash or in Subordinate Voting Shares of FirstService.

Discussion of critical accounting estimates
Critical accounting estimates are those that management deems to be most important to the portrayal of our financial condition and results of operations, and that require management’s most difficult, subjective or complex judgments, due to the need to make estimates about the effects of matters that are inherently uncertain. We have identified six critical accounting estimates: the determination of fair values of assets acquired and liabilities assumed in business combinations, impairment testing of the carrying value of goodwill, valuation of contingent consideration related to acquisitions, recoverability of deferred income tax assets, quantification of uncertain income tax positions, and the collectability of accounts receivable.

The determination of fair values of assets acquired and liabilities assumed in business combinations requires the use of estimates and judgment by management, particularly in determining fair values of intangible assets acquired. For example, if different assumptions were used regarding the profitability and expected attrition rates of acquired customer relationships, different amounts of intangible assets and related amortization could be reported. A 10% increase in the expected attrition rate of customer relationships acquired during the year ended December 31, 2011 would result in a decrease to intangible assets of $5.0 million and a reduction to annual amortization expense of $0.2 million.

Goodwill impairment testing involves making estimates concerning the fair values of reporting units and then comparing the fair value to the carrying amount of each unit. The determination of what constitutes a reporting unit requires significant management judgment. We have eight reporting units determined with reference to service type, customer type, service delivery model and geography. Goodwill is attributed to the reporting units at the time of acquisition.  Estimates of fair value can be impacted by sudden changes in the business environment, prolonged economic downturns or declines in the market value of the Company’s own shares and therefore require significant management judgment in their determination. The determination of fair value is done with reference to a discounted cash flow model which requires management to make certain estimates. The most sensitive estimates are estimated future cash flows and the discount rate applied to future cash flows. Changes in these assumptions could result in a materially different fair value.

Contingent consideration is required to be measured at fair value at the acquisition date and at each balance sheet date until the contingency expires or is settled.  The fair value at the acquisition date is a component of the purchase price; subsequent changes in fair value are reflected in earnings. Most acquisitions made by us have a contingent consideration feature, which is usually based on the acquired entity’s profitability (measured in terms of Adjusted EBITDA) during a one to three year period after the acquisition date.  Significant estimates are required to measure the fair value of contingent consideration, including forecasting profitability for the contingency period and the selection of an appropriate discount rate.  Increasing forecasted profitability by 10% has the effect of increasing the fair value of contingent consideration outstanding as of December 31, 2011 by $1.1 million. Increasing the discount rate by 10% has the effect of reducing the fair value of the contingent consideration outstanding as of December 31, 2011 by $0.5 million.

Deferred income tax assets arise from the recognition of the benefit of certain net operating loss carry-forwards.  Management must weigh the positive and negative evidence surrounding the future realization of the deferred income tax assets to determine whether a valuation allowance is required, or whether an existing valuation allowance should remain in place. These determinations require significant management judgment. Changes in judgments, in particular of US taxable earnings, could result in the recognition or derecognition of a valuation allowance which could impact income tax expense materially.

In the ordinary course of business, there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax benefits for all years subject to examination by tax authorities based upon an evaluation of the facts and circumstances at the reporting date. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a tax authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements.

Accounts receivable allowances are determined using a combination of historical experience, current information, and management judgment.  Actual collections may differ from our estimates.  A 10% increase in the accounts receivable allowance would increase bad debt expense by $2.0 million.

Reconciliation of non-GAAP financial measures
In this MD&A, we make reference to “Adjusted EBITDA” “and “Adjusted earnings per common share,” which are financial measures that are not calculated in accordance with GAAP.

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) depreciation and amortization; (v) goodwill impairment charges; (vi) acquisition-related items; (vii) stock-based compensation expense; (viii) reorganization charges and (ix) cost containment charges. The Company uses Adjusted EBITDA to evaluate its own operating performance and its ability to service debt, as well as an integral part of its planning and reporting systems. Additionally, this measure is used in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. Adjusted EBITDA is presented as a supplemental measure because the Company believes such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of its service operations. The Company believes this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. The Company’s method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Year ended
(in thousands of US$)	December 31
	2011	2010	2009

Net earnings (loss) from continuing operations	$101,743	$47,900	$(7,279)
Income tax	(26,807)	29,228	39,066
Other expense (income)	6,317	3,007	(6,112)
Interest expense, net	16,808	17,397	12,506
Operating earnings	98,061	97,532	38,181
Depreciation and amortization	50,926	47,886	46,383
Goodwill impairment charge	-	-	29,583
Acquisition-related items	4,649	(871)	-
Stock-based compensation expense	2,335	2,761	5,424
Reorganization charge	5,590	-	-
Cost containment	-	-	13,496
Adjusted EBITDA	$161,561	$147,308	$133,067

Adjusted earnings per common share is defined as diluted net earnings (loss) per common share, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) acquisition-related items; (iii) amortization of intangible assets recognized in connection with acquisitions; (iv) goodwill impairment charges; (v) stock-based compensation expense; (vi) cost containment charges; (vii) realized gain on available-for-sale securities; (viii) impairment loss on equity investments; (ix) reorganization charges; and (x) deferred income tax asset valuation allowances related to tax loss carry-forwards. The Company believes this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted earnings per common share is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per common share, as determined in accordance with GAAP. The Company’s method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers.  A reconciliation of diluted net earnings (loss) per common share to Adjusted earnings per common share appears below.

	Year ended
(in thousands of US$)	December 31
	2011	2010	2009

Diluted net earnings (loss) per common share
from continuing operations	$2.03	$0.11	$(1.85)
Non-controlling interest redemption increment	0.42	0.62	1.10
Acquisition-related items	0.14	0.03	-
Amortization of intangible assets, net of tax	0.41	0.40	0.39
Goodwill impairment charge	-	-	0.93
Stock-based compensation expense, net of tax	0.05	0.06	0.11
Cost containment, net of tax	-	-	0.30
Realized gain on available-for-sale securities, net of tax	-	-	(0.10)
Impairment loss on equity investment	0.10	-	-
Reorganization charge	0.12	-	-
Deferred income tax asset valuation allowance	(1.46)	0.39	0.54
Adjusted earnings per common share	$1.81	$1.61	$1.42

We believe that the presentation of Adjusted EBITDA and Adjusted earnings per common share, which are non-GAAP financial measures, provides important supplemental information to management and investors regarding financial and business trends relating to the Company’s financial condition and results of operations.  We use these non-GAAP financial measures when evaluating operating performance because we believe that the inclusion or exclusion of the items described above, for which the amounts are non-cash or non-recurring in nature, provides a supplemental measure of our operating results that facilitates comparability of our operating performance from period to period, against our business model objectives, and against other companies in our industry.  We have chosen to provide this information to investors so they can analyze our operating results in the same way that management does and use this information in their assessment of our core business and the valuation of the Company.  Adjusted EBITDA and Adjusted earnings per common share are not calculated in accordance with GAAP, and should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.  Non-GAAP financial measures have limitations in that they do not reflect all of the costs or benefits associated with the operations of our business as determined in accordance with GAAP.  As a result, investors should not consider these measures in isolation or as a substitute for analysis of our results as reported under GAAP.

Stock-based compensation expense
One of our key operating principles is for senior management to have a significant long-term equity stake in the businesses they operate.  The equity owned by senior management takes the form of stock, stock options or notional value appreciation plans, the latter two of which require the recognition of compensation expense under GAAP.  The amount of expense recognized with respect to stock options is determined for the Company plan by allocating the grant-date fair value of each option over the expected term of the option. The amount of expense recognized with respect to subsidiary operation plans and notional value appreciation plans is re-measured quarterly.

Impact of recently issued accounting standards
On January 1, 2011, the Company adopted a consensus of the Emerging Issues Task Force (“EITF”) on multiple-deliverable revenue arrangements (ASU 2009-13).  This consensus provides amendments to the existing criteria for separating consideration in multiple-deliverable revenue arrangements, and is expected to result in more separation of revenue elements than under existing accounting guidance.  The consensus also requires enhanced disclosures of the nature and terms of an entity’s multiple-deliverable arrangements, significant estimates, timing of delivery or performance and the general timing of revenue recognition.  The adoption of this consensus did not have a material effect on the Company’s results of operations, financial position or disclosure.

Effective January 1, 2011, the Company adopted an EITF consensus on the disclosure of supplementary pro forma information for business combinations (ASU 2010-29). The consensus specifies that when an entity completes a business combination, the entity should disclose revenue and earnings of the combined entity as though the business combination occurred as of the beginning of the comparable prior annual reporting period. The consensus also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, non-

recurring pro forma adjustments directly attributable to the business combination included in the pro forma revenue and earnings. The adoption of this consensus impacted the Company’s pro forma disclosures on acquisitions.

Effective July 1, 2011, the Company adopted updated Financial Accounting Standards Board (“FASB”) guidance on testing goodwill for impairment (ASU 2011-08). This updated guidance simplifies the testing for goodwill impairment as it permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. The more-likely-than-not threshold is defined as having a likelihood of more than 50%. The adoption of this updated guidance changed the manner in which goodwill testing is performed and did not have a material effect on the Company’s results of operations, financial position or disclosure.

In May 2011, the FASB issued updated guidance to achieve common fair value measurement and disclosure in US GAAP and IFRS (ASU 2011-04).  This update was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between US GAAP and IFRS. The update changes certain fair value measurement principles and enhances disclosure requirements, particularly for level 3 fair value measurements. This guidance is effective for the Company on January 1, 2012. The Company is in the process of evaluating its adoption and disclosure implications, but is not expected to have a material effect on the Company’s results of operations or financial position.

In June 2011, the FASB issued updated guidance on the presentation of comprehensive income (ASU 2011-5). This guidance requires entities to present the total of comprehensive earnings, the components of net earnings, and the components of other comprehensive earnings either in a single continuous statement of comprehensive earnings or in two separate but consecutive statements. Regardless of whether an entity chooses to present comprehensive earnings in a single continuous statement or in two separate but consecutive statements, the entity is required to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive earnings to net earnings in the statement(s) where the components of net earnings and the components of other comprehensive earnings are presented. The guidance does not change the items that must be reported in other comprehensive earnings or when an item of other comprehensive earnings must be reclassified to net earnings. ASU 2011-5 will be applied retrospectively by the Company effective January 1, 2012, except for the requirement to present reclassifications from other comprehensive earnings to net earnings by item on the face of the financial statements, which has been deferred. The adoption of the guidance is expected to result in a change in disclosure of comprehensive earnings from within the statement of shareholders’ equity to a separate statement of comprehensive earnings.

Impact of IFRS
On January 1, 2011, many Canadian companies were required to adopt International Financial Reporting Standards (“IFRS”).  In 2004, in accordance the rules of the CSA, the Company elected to report exclusively using U.S. GAAP.  Under the rules of the CSA, the Company is permitted to continue preparing its financial statements in accordance with U.S. GAAP and, as a result, did not adopt IFRS on January 1, 2011.

Financial instruments
We use financial instruments as part of our strategy to manage the risk associated with interest rates and currency exchange rates.  We do not use financial instruments for trading or speculative purposes. As at the date of this MD&A, the Company had one interest rate swap in place to exchange the fixed interest rate on $40.0 million of notional value on its Senior Notes for a floating rate.

Transactions with related parties
Please refer to note 22 to the Consolidated Financial Statements for information regarding transactions with related parties.

Outstanding share data
The authorized capital of the Company consists of an unlimited number of preference shares, issuable in series, of which are authorized an unlimited number of Preferred Shares, an unlimited number of Subordinate Voting Shares and an unlimited number of Multiple Voting Shares.  The holders of Subordinate Voting Shares are entitled to one vote in respect of each Subordinate Voting Share held at all meetings of the shareholders of the Company.  The holders of Multiple Voting Shares are entitled to twenty votes in respect of each Multiple Voting Share held at all meetings of the shareholders of the Company. The holders of the Preferred Shares are not entitled, except as otherwise provided by law or in the conditions attaching to the Preferred Shares as a class, to receive notice of, attend or vote at any meeting of the shareholders of the Company. Each Multiple Voting Share is convertible into one Subordinate Voting Share at any time at the election of the holders thereof. The Preferred Shares are redeemable for cash or convertible into Subordinate Voting Shares at the option of the Company at any time as set out in the Articles of the Company.

The Company also has outstanding US$77.0 million aggregate principal amount of Convertible Debentures. The Convertible Debentures mature on December 31, 2014 and accrue interest at the rate of 6.50% per annum payable semi-annually in arrears on June 30 and December 31 in each year, commencing June 30, 2010. At the holder's option, the Convertible Debentures may be converted into Subordinate Voting Shares at any time prior to the close of business on the earlier of the business day immediately preceding either the maturity date and the date specified by FirstService for redemption of the Convertible Debentures. The conversion price is US$28.00 for each Subordinate Voting Share, subject to adjustment in certain circumstances. The Convertible Debentures will not be redeemable before December 31, 2012. On and after December 31, 2012 and prior to December 31, 2013, the Convertible Debentures may be redeemed in whole or in part from time to time at FirstService's option, provided that the volume weighted average trading price of the Subordinate Voting Shares on the Toronto Stock Exchange (converted into a US dollar equivalent) during the 20 consecutive trading days ending on the fifth trading day preceding the date on which the notice of the redemption is given is not less than 125% of the conversion price. On and after December 31, 2013 and prior to the maturity date, FirstService may, at its option, redeem the Convertible Debentures, in whole or in part, from time to time at par plus accrued and unpaid interest. Subject to specified conditions, FirstService has the right to repay the outstanding principal amount of the Convertible Debentures, on maturity or redemption, through the issuance of Subordinate Voting Shares. FirstService also has the option to satisfy its obligation to pay interest through the issuance and sale of Subordinate Voting Shares. A summary of additional terms of the Convertible Debentures is set out in the section entitled "Description Of The Securities Being Distributed" contained in the Company's (final) prospectus dated November 3, 2009 qualifying the distribution of the Convertible Debentures, which section is incorporated herein by reference.

During 2011, the Company purchased for cancellation a total of 639,770 Subordinate Voting Shares (at an average price of $31.74 per share) and 149,640 Preferred Shares (at an average price of $25.00 per share) under an approved normal course issuer bid.

As of the date hereof, the Company has outstanding 28,615,560 Subordinate Voting Shares, 1,325,694 Multiple Voting Shares and 5,622,634 Preferred Shares. In addition, as at the date hereof: (a) 1,895,550 Subordinate Voting Shares are issuable upon exercise of options granted under the Company’s stock option plan; and (b) 2,750,000 Subordinate Voting Shares are issuable upon conversion or redemption or in respect of repayment at maturity of the outstanding Convertible Debentures (using the conversion price of US$28.00 for each Subordinate Voting Share), with a maximum of 3,871,290 Subordinate Voting Shares being issuable upon conversion of the Convertible Debentures following certain "change of control" transactions.

Canadian tax treatment of preferred dividends
For the purposes of the enhanced dividend tax credit rules contained in the Income Tax Act (Canada) and any corresponding provincial and territorial tax legislation, all dividends (and deemed dividends) paid by us to Canadian residents on our Preferred Shares are designated as “eligible dividends”.  Unless stated otherwise, all dividends (and deemed dividends) paid by us hereafter are designated as “eligible dividends” for the purposes of such rules.

Disclosure controls and procedures
Our Chief Executive Officer and Chief Financial Officer, with the assistance and participation of other Company management, have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures (as defined in Canada by National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings and in the United States by Rules 13a-15(e) and 15d-15(e) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2011 (the “Evaluation Date”).  Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of the Evaluation Date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by the Company in reports that it files or submits under Canadian securities legislation and the Exchange Act is: (i) recorded, processed, summarized and reported within the time periods specified therein; and (ii) accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company.  Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have excluded six entities acquired by the Company during the last fiscal period from our assessment of internal control over financial reporting as at December 31, 2011. The total assets and total revenues of the six entities represent 3.3% and 0.9%, respectively, of the related consolidated financial statement amounts as at and for the year ended December 31, 2011.

Management has assessed the effectiveness of the Company’s internal control over financial reporting as at December 31, 2011, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as at December 31, 2011, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as at December 31, 2011, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report dated March 1, 2012 which accompanies the Company’s audited consolidated financial statements for the year ended December 31, 2011.

Changes in internal control over financial reporting
During the year ended December 31, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Additional information
Copies of publicly filed documents of the Company, including our Annual Information Form, can be found through the SEDAR website at www.sedar.com.

Forward-looking statements
This MD&A contains forward-looking statements with respect to expected financial performance, strategy and business conditions. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “project,” “will,” “would,” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These statements reflect management's current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant known and unknown risk and uncertainties. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Factors which may cause such differences include, but are not limited to those set out below and those set out in detail in the “Risk Factors” section of the Company’s Annual Information Form, which is included in the Company’s Annual Report on Form 40-F:

•	Economic conditions, especially as they relate to credit conditions and consumer spending.
•	Commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions.
•	Extreme weather conditions impacting demand for our services or our ability to perform those services.
•	Competition in the markets served by the Company.
•	Labour shortages or increases in wage and benefit costs.
•	The effects of changes in interest rates on our cost of borrowing.

•	Unexpected increases in operating costs, such as insurance, workers’ compensation, health care and fuel prices.
•	Changes in the frequency or severity of insurance incidents relative to our historical experience.
•	The effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Australian dollar and Euro denominated revenues and expenses.
•	Our ability to make acquisitions at reasonable prices and successfully integrate acquired operations.
•	Political conditions, including any outbreak or escalation of terrorism or hostilities and the impact thereof on our business.
•	Changes in government policies at the federal, state/provincial or local level that may adversely impact our businesses.

We caution that the foregoing list is not exhaustive of all possible factors, as other factors could adversely affect our results, performance or achievements. The reader is cautioned against undue reliance on these forward-looking statements. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the future events, plans or expectations contemplated by the Company will be achieved.  We note that past performance in operations and share price are not necessarily predictive of future performance. We disclaim any intention and assume no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.